May 22, 2025

Gautam Nadella
Chief Executive Officer
EQT Private Equity Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

       Re: EQT Private Equity Company LLC
           Post-Effective Amendment No. 3 to
           Registration Statement on Form 10-12G
           Filed April 25, 2025
           File No. 000-56683
Dear Gautam Nadella:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to the Registration Statement on Form 10-12G General

1.     Your response letter indicates that you    respectfully disagree with
the premise that the
       Company will be    buying (and selling) securities on an ongoing basis,
  while also
       stating as follows: (i)    the Company intends to be a diversified
holding company,    (ii)
          the Company is in the business of acquiring high quality portfolio companies with
       the potential to continue to thrive over time,    and (iii)    the
Company will exercise
       control over its portfolio companies.    Your Investment Company Act
status analysis
       appears to disregard some of the Control JVs    activities (because it
does not plan to
       consolidate the Control JVs with you under GAAP), despite the fact that you represent yourself publicly and in your Investment Company Act status analysis as a diversified holding company operating portfolio companies (which implies consideration of the operation of portfolio companies undertaken by the
Control JVs).
       See generally Certain Prima Facie Investment Companies, Release No. IC-10937
 May 22, 2025
Page 2

      (Nov. 13, 1979) (a    holding company generally secures control of other
companies
      primarily for the purpose of engaging in the other companies    line of
business   ). We
      have the following related comments:
          Please explain or resolve this apparent inconsistency.
          To the extent that you, for purposes of the Investment Company Act status analysis, (i) view your primary business as limited to purchasing general partnership interests in JVs, and (ii) consistently exclude all of the activities that you cause Control JVs to undertake (including the Control JVs operation of portfolio companies), please:
           o Reconcile this position with your responses that reference your acquisition and control of portfolio companies and your disclosure in your Form 10,
              which emphasizes that you are    a holding company that seeks to
acquire,
              own and control portfolio companies.
           o Address whether you, by describing yourself as    diversified
holding
              company    that acquires portfolio companies, are holding
yourself out in such
              a way to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of your Investment Company Act status analysis.
           o Reconcile this position with the Commission   s position, as
expressed in
              Tonopah, that consideration of an issuer   s primary business is
  one of fact
              [that] must be resolved by a review of the special circumstances applicable to
              the particular case.    In this regard, we note that your
business appears
              inextricably linked with the ongoing buying and selling of the securities of portfolio companies, as highlighted throughout your disclosure and in your
              response letters   apparently indicating that these activities
are material
              circumstances to be evaluated under Tonopah.
            To the extent that your consideration of your primary business extends to the operation of the Control JVs (and consistently includes all the activities that you cause Control JVs to undertake in your Investment Company Act status analysis
          (including their ongoing purchasing and selling of securities), please supplement your responses, citing support for the position that you do not acquire securities
          (except in connection with the maintenance of your liquidity portfolio), as necessary, to appropriately account for the investing (and divestment) activity effected by you through your JVs.
2.    We note your expanded analysis regarding your status as    that type of
investment
      company known as a    special situation    investment company, whose
primary business
      is to acquire securities for investment with a view to increasing their value and later
      disposing of them at a profit,    United Stores Corp., 10 S.E.C. 1145
(1942), as well as
      your analysis regarding whether you meet the definition of that concept. We have the following related comments:
          We reissue our prior comment 1 in part to request that you provide your
           comprehensive legal analysis addressing whether you intend to cause Control JVs
           to acquire securities    primarily for the purpose of making a
profit in the sale of
           their controlled companies    securities    as described by the
Commission in Certain
 May 22, 2025
Page 3

          Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13,
1979). In
          this regard, we note that your description of yourself as    a
holding company
          conglomerate with the objective of generating attractive, risk-adjusted returns for
          shareholders    does not appear to preclude a finding that you are
purchasing
          securities with a view to increasing their value and later disposing of them at a profit.
            Please expand on your analysis of your status as a special situation investment
          company by:
            o describing and discussing whether you will, at the time of a JV
s acquisition
               of a portfolio company   s securities, generally expect that the
JV will sell
               those securities in the future. In this regard, we note that in Northeast Capital
               Corp., 37 SEC 715 (1957), cited in your response at fn. 61, the
applicant   in
               addition to suggesting that it was not its present intention to liquidate its
               investment   also noted that it did not    anticipate any future
intention to
               liquidate    its investment; and
            o describing and discussing the anticipated importance of
investment and asset
               management criteria to any portfolio company investment and divestment decisions.
            Assuming that the special situation investment companies addressed in the
          materials cited by you have    historically had the     salient
characteristics
          described on page 5 of your response dated April 25, 2025 and the concept of a
          special situation investment company is    as [you] understand it to
be,    please
          expand on your analysis to specifically:
           o describe in additional detail (i) what characterizes a target as having a
                 temporary depressed valuation[]    as identified on page 5 of
your response
              dated April 25, 2025, (ii) whether and how that differs from the various other
              references in your response to, for example,    companies facing
difficulties,
                 distressed businesses,    and    distressed companies with
depressed values,
              and (iii) the distinction between the    high quality    or
excellent, strong
              performing    companies invested in by you and the    distressed
companies
              with depressed values    purportedly characteristic of
investments by special
              situation investment companies; and
           o describe in additional detail what characterizes a    quick    or
  frequent    shift
              in investments as identified on page 5 of your response dated April 25, 2025.
            We note your response to prior comment 2 focused on expertise in special
          situations,    or rehabilitating or reorganizing failing companies.
 We reissue prior
          comment 2, including its specific prompt to consider whether the expertise of your directors, officers, and employees would tend to indicate that your
          acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. In this regard, we note that your disclosure appears to emphasize (i) the investment expertise of your directors and officers, as well as (ii) the leveraging of a
private equity firm   s
             expertise and platform,    including EQT   s    Active Ownership
Model,    which
          provides for, among other things,    value creation levers, such as
revenue
          enhancements, management changes, pricing, cost improvements and more May 22, 2025
Page 4

          transformational levers such as strategic realignment and add-on acquisitions.
Item 1. Business
The Manager, page 3

3. We note your response to prior comment 6 that you have not included the performance history of the manager because your structure, strategy and fees are
       fundamentally different from those of other EQT vehicles and other stated
       reasons. Please supplementally provide us with copies of all written communications or other sales literature that you, or anyone authorized to do so on your behalf, present to potential investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Mark Brod, Esq.